77K.  Changes in Registrant's Certifying Accountant

     On February 15, 2000, the Board of Trustees voted to change the Registrant's independent public accountants for the fiscal year ending June 30, 2000 from Arthur Andersen LLP to Ernst & Young LLP. On April 19, 2000, the Registrant's shareholders voted to terminate Arthur Andersen LLP and to select Ernst & Young LLP. During the Registrant's two most recent fiscal years prior to engaging Ernst & Young, the Registrant did not consult Ernst & Young on any accounting matter. Moreover, during the Registrant's two most recent fiscal years, there were no disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures.